
OPERATING AGREEMENT

Of

MARDI GRAS A MUSICAL, LLC

Dated as of _____, 2016


PROSPECTIVE INVESTORS ARE NOT TO CONSTRUE THE CONTENTS OF THIS AGREEMENT OR ANY PRIOR OR SUBSEQUENT COMMUNICATION FROM THE COMPANY, THE MANAGER OR THEIR AFFILIATES, OR ANY PROFESSIONAL ASSOCIATED WITH THIS OFFERING, AS LEGAL, TAX OR INVESTMENT ADVICE. EACH INVESTOR SHOULD CONSULT WITH AND RELY ON HIS OR HER OWN ADVISORS AS TO THE LEGAL, TAX AND/OR ECONOMIC IMPLICATIONS OF THE INVESTMENT DESCRIBED IN THIS AGREEMENT AND ITS SUITABILITY FOR SUCH INVESTOR.

AN INVESTMENT IN THE COMPANY CARRIES A HIGH DEGREE OF RISK AND IS ONLY SUITABLE FOR AN INVESTOR WHO CAN AFFORD LOSS OF HIS OR HER ENTIRE INVESTMENT IN THE COMPANY.

NO REPRESENTATION IS MADE AS TO THE AVAILABILITY OF ANY TAX BENEFITS FROM AN INVESTMENT, AND ANY INVESTMENT SHOULD BE MADE SOLELY FOR ECONOMIC REASONS.

TABLE OF CONTENTS

Mardi Gras A Musical, LLC – Operating Agmt.

This OPERATING AGREEMENT of MARDI GRAS A MUSICAL, LLC, a Massachusetts limited liability company organized pursuant to the Act (the "Company"), is entered into and shall be effective as of [_____], by and among the Persons set forth on the Company Ledger, as it may be amended from time to time.

<u>Definitions and Construction</u>

Wherever used in this agreement the following terms shall have the following meanings:

1. The term "Act" means the Massachusetts Limited Liability Company Act as in effect at the time of the initial filing of the Company's Certificate of Organization with the Secretary of State of the Commonwealth of Massachusetts, and as thereafter amended from time to time.

2. The term "Adjusted Net Profits" shall mean the excess of Gross Receipts over all of the Production Expenses, Running Expenses, Other Expenses and any compensation paid to third parties that is measured by Net Profits.

3. The term "Author" shall mean, collectively, James H. Kilroy (writer/author of the book, the music and the lyrics of the Musical).

4. The term "Capital Account" shall mean the account established for each Member on the books of the Company, which account is initially equal to the capital contribution of such Member to the Company pursuant to paragraphs FOURTH and FIFTH hereof and thereafter is increased by (i) additional cash contributions, if any, made by such Member to the Company, (ii) the fair market value of any property contributed by such Member to the Company (net of any liability to which such property is subject) and (iii) the amount of any Net Income allocated to such Member pursuant to paragraph SIXTEENTH hereof (including any amount of gross income allocated pursuant to sub-paragraph (f) thereof), and decreased by (i) the amount of any distributions made to such Member pursuant to paragraphs FIFTEENTH and SEVENTEENTH hereof, including the fair market value of any property distributed by the Company to such Member (net of any liability to which such property is subject) and (ii) the amount of any losses and deductions allocated to such Member pursuant to paragraph SIXTEENTH. The Capital Accounts shall be maintained in accordance with the tax accounting principles set forth in the Treasury Regulations promulgated under section 704(b) of the Code.

5. The term "Code" shall mean the Internal Revenue Code of 1986, as amended, or corresponding provisions of subsequent revenue laws.

6. The term the "Company" shall mean Mardi Gras A Musical, LLC, a Massachusetts limited liability company.

7. The term "Escrow Account" means a banking escrow account containing Investors' subscription funds for the benefit of the Company (upon closing of an offering) at Provident Trust Group, LLC, W. Sunset Road, Suite 250, Las Vegas, NV 89148

8. The term "Gross Receipts" shall mean all sums derived by the Company from any source whatsoever from the exploitation or turning to account of its rights in the Musical, including all proceeds derived by the Company from the liquidation of the physical production of the Musical at the conclusion of the Off-Broadway or Other City Production run and from return of all bonds and other recoverable items included in Production Expenses.

9. The term "gross weekly box office receipts" or "GWBOR" shall be defined with respect to each defined with respect to the staging of the Musical produced by the Company and any licensed productions or companies as all sums received by the Company from the sale of tickets from all sources whatsoever, but shall not include any federal or other admissions or similar taxes, which may be now or hereafter imposed by any governmental authority upon admissions; customary commissions and fees, as may be prevailing from time to time, paid to or retained by third parties in connection with theatre parties, benefits, American Express or other similar credit card plans, automated ticket distribution or remote box offices (e.g. Telecharge and other computer box office services, but not ticket brokers) and commissions or fees for group sales; theatre restoration charges, taxes and/or fees or "facility" or "facility surcharges" or similar fees or surcharges (however designated); those sums equivalent to the former 5% New York City Amusement Tax (if applicable), the proceeds of which are now paid to pension and/or welfare funds of the various theatrical unions; subscription fees; receipts from Actors' Fund Benefit performances, provided the customary payments are made by the Actors' Fund to the Dramatists Guild Fund, Inc.; library discounts, value added taxes and entertainment taxes, if any; and sums previously included in GWBOR which subsequently are refunded or uncollectible due to dishonored checks, invalidated credit cards receipts or for any other reason.

10. The term "Investor Recoupment" shall mean the point (after the official Off-Broadway opening of the Musical in New York City or Other City Production) when the Investors have received distributions equal to the amount of their capital contributions.

11. The term "Investors" shall mean the Members who make capital contributions to the Company.

12. The term "Manager" or "Managing Member" shall mean James H. Kilroy or his appointed successor should he die or be Permanently Disabled.

13. The term "Maximum Offering" shall mean One Million Dollars ($1,000,000) gross proceeds.

14. The term "Members" shall mean all members of the Company (whether they be the Manager or Investors).

15. The term "Minimum Offering" shall mean Three Hundred Thousand Dollars ($300,000) gross proceeds.

16. The term the "Musical" shall mean the musical stage play entitled "Mardi Gras A Musical" written by the Author and Owner and formerly known as "Storyville" including U.S. Copyright Registration Number & Date: PAu003386941 / 2009-05-06 and Registration Number & Date: PAu003066468 / 2006-09-11.

17. The terms "Net Income" and "Net Loss" for any fiscal year of the Company, or any fraction thereof, shall mean the net income or net loss of the Company, as the case may be, for such fiscal year, in each case including gain or loss recognized upon the sale of any assets of the Company, including the amount, if any, of tax exempt income received or accrued and taking into account expenditures of the Company described in section 705(a)(2)(B) of the Code (including expenditures treated as described in section 705(a)(2)(B) of the Code under Treas. Reg. §1.704-1(b)(2)-(iv)(i)). The Company shall determine all items of Net Income and Net Loss in accordance with principles applicable in determining taxable income or loss for federal income tax purposes for limited liability companies treated as partnerships and consistent with accounting methods used by the Company in determining taxable income or loss for federal income tax purposes.

18. The term "Net Profits" shall mean the excess of Gross Receipts over all the Production Expenses, Running Expenses and Other Expenses (excluding any compensation paid to third parties that is measured by Net Profits).

19. The term "Off-Broadway Production" shall mean a production of the Musical in an Off-Broadway or Off-Off Broadway New York City theater venue.

20. The term "Offering Circular" means the Company's offering memorandum or prospectus whereby Units are being offered to potential Investors.

21. The term "Offering Deadline" refers to and shall mean the latest date by which the Company may secure the Minimum Offering and is the earlies of the date of the first paid public performance of the Musical and December 30, 2016.

22. The term "Other City Production" shall mean production of the Musical in another city (other than New York City).

23. The term "Other Expenses" shall mean all expenses of whatever kind or nature other than Production Expenses and Running Expenses actually and reasonably incurred in connection with the operation of the business of the Company, including, but without limiting the generality of the foregoing, monies paid or payable in connection with claims for plagiarism, libel, negligence, etc.

24. The term "Permanently Disabled" shall mean as regards the Manager that he is either (a) legally incompetent, or (b) has a mental or physical condition which has prevented or, in the opinion of a physician designated by the Manager and the Members (or, in the absence of agreement by the Manager and the Members as to the physician, by a physician mutually designated by two physicians respectively designated by the Manager and Members), will prevent him for a period of twelve (12) consecutive months after the onset date from performing his duties as Manager of the Company.

25. The term "Production Contract" shall mean the agreement between the Owner and the Managing Member pursuant to which certain rights in the Musical will be secured from the Owner by the Company as described in the Offering Circular (all of which will be assigned by the Managing Member to the Company).

26. The term "Production Expenses" shall mean all fees of directors, designers, cost of sets, curtains, drapes, costumes, properties, furnishings, electrical and sound equipment, premiums for bonds and insurance, cash deposits with Actors' Equity Association or other similar organizations to which, according to custom or usual practices of theatrical business, such deposits may be required to be made, the fees and advances to the Owner, if any, rehearsal charges and expenses, transportation charges, Cash Office Charge, legal and auditing fees and expenses, advance advertising and publicity, theatre costs and expenses, and all other expenses and losses of whatever kind (other than expenditures precluded hereunder) actually incurred in connection with the production through the official opening of the Musical in New York City, or Other City Production including any preview losses.

27. The term "Regional Music Theater Production" shall mean production and staging of the Musical by a regional musical theater.

28. The term "Running Expenses" shall mean all expenses, charges and disbursements of whatsoever kind actually incurred as "running expenses" of the Musical, including, but without limiting the generality of the foregoing, Owner's royalties, compensation to be paid to the cast and general manager, director's royalties, and miscellaneous stage help, transportation charges,

29. Cash Office Charge, the weekly Executive Producer's fee, advertising and publicity, rentals, miscellaneous supplies, reasonable legal and auditing expenses, theatre operating expenses, and all other expenses and losses of whatever kind actually incurred in connection with the operation of the production of the Musical, and taxes of whatsoever kind or nature other than taxes on the incomes of the Investors and the Manager.

30. The term "Reserve" shall mean such amount, if any, and including monies included any uncommitted capital in the budget under "Contingency", determined by the Manager as necessary for the Company to maintain on hand with respect to the Off-Broadway Production or Other City Production of the Musical.

31. The term "Territory" shall mean the United States of America, its territories and possessions, including Puerto Rico, and Canada.

32. The term "Units" refers to five hundred (500) investment interests in the Company being offered to Investors at Two Thousand Dollars ($2,000) per Unit, subject to a minimum investment, at the election of the Manager of One Thousand Dollars ($1,000) for one-half (1/2) Unit.

All pronouns and any variations thereof shall be deemed to refer to the masculine, feminine, neuter, singular or plural, as the identity of the person or persons, firm or firms, corporation or corporations may require.

Paragraph headings are used herein for convenience only and shall not be referred to in the interpretation of this agreement.

OPERATING AGREEMENT

FIRST: Formation of Limited Liability Company.

The Company has been formed as a limited liability company pursuant to the provisions of the Massachusetts Limited Liability Company Act in effect at the time of the initial filing of the Company's Certificate of Organization, for the purpose of managing and producing the Musical, and for the purpose of exploiting and turning to account the rights at any time held by the Company in connection therewith, and for no other purpose.

SECOND: Manager and Investors.

The Manager, James H. Kilroy, shall execute this agreement as the Manager of the Company. All other Members shall be Investors. To the extent that the Manager makes capital contributions to the Company, he shall be deemed to have executed this agreement as both Manager and Investor, and it shall be treated as an "Investor" with respect to his capital contribution.

THIRD: Name and Principal Place of Business of the Company.

The Company shall be conducted under the name Mardi Gras A Musical, LLC, and its principal place of business shall be 88 Holten Street, Danvers, MA 01923. Said location may be changed upon notice from the Manager to the Investors and Members.

FOURTH: Rights in the Production to be Assigned to the Company.

The Manager hereby agrees that all rights he holds on behalf of the Company in the Musical, including those acquired under the Production Contract automatically shall be contributed to the Company by the Manager, and the Company will assume all of those rights and obligations, whether or not separate documents confirming such contribution and assumption are actually executed. The Manager further agrees that all other rights acquired or which may be acquired relating to the Musical, and the benefit of all services rendered or to be rendered in connection therewith, shall belong to and be held in the name of the Company.

FIFTH: Investor Signatures : Contributions of the Investors.

Each Investor has agreed that his signature on the Subscription Agreement to the Company's Offering of Units in the Company will serve as his commitment, if accepted, to purchases Units in the amount indicated on the Subscription Agreement and as his signature to this Operating Agreement and acceptance of the terms and provisions hereof. Each Investor shall purchase the number of Units indicated by such Member on the signature page of this agreement at a purchase price of Two Thousand Dollars ($2,000) per Unit, provided that the Manager may in his discretion accept a minimum investment of one-half (1/2) Unit, i.e. One Thousand Dollars. Payment will be due simultaneously with execution of this agreement, and upon receipt, will be deposited in the Escrow Account. Funds deposited in the Escrow Account shall not be used until the Minimum Offering shall have been so paid in.

Given the low interest rates that currently prevail, and the difficulty that would be associated with tracking the interest allocable to a particular investment, any interest earned on funds deposited in the Escrow Account will be deemed to be part of the Gross Receipts of the Company, may be expended by the Manager for any proper purpose of the Company, and will not be credited to or returned to Investors if the Minimum Offering is not achieved. Accordingly, each Investor, by executing this agreement will be deemed to have waived any right to receive interest earned on such Investor's investment and authorizes the Company to use such interest, if any, for any proper purpose.

SIXTH: Payment of Capital; Contributions: Escrow Account.

Notwithstanding any contrary implication herein, no Units actually will be issued, and prospective Investors will not actually become Members, until the Minimum Offering is received. All capital contributions made by prospective Investors will be held in the Escrow Account, in trust, and will not be utilized until the Minimum Offering is completed. The Company has an agreement through Opening Night Capital, LLC (the Crowdfunding Portal's Broker/Dealer and FundAmerica and FundAmerica Securities, LLC, a broker/dealer performing investor suitability verification, anti-money laundering checks, to maintain an Escrow Account with Provident Trust Group, LLC where all Investors' funds will be held until disbursed. If the Minimum Offering is not received by the Offering Deadline, Investors' investments will be promptly returned without interest.

SEVENTH: Minimum Offering Capitalization.

The Minimum Offering of Three Hundred Thousand Dollars ($300,000) of gross proceeds is expected to be furnished by Investors' capital contributions and must be received by the Offering Deadline. Once the Minimum Offering is reached, the Company shall have the right to continue to accept investments, but not in excess of the Maximum Offering of $1,000,000 and not after the first paid public Off-Broadway or Other City Production performance of the Musical. The Manager, in his sole discretion, may contribute to the capital of the Company, including for the purpose of securing the Minimum Offering; provided, that, in no event shall the Manager have an obligation to make any such capital contributions.

EIGHTH: Other Activities of the Manager and the Investors.

Mardi Gras A Musical, LLC – Operating Agmt.

The Manager is authorized to manage the business of the Company in conjunction with the Manager's other business interests, activities and investments and, subject to the provisions of paragraph TWENTIETH, will not be obligated to devote all or any particular part of his time and effort to the Company and its affairs. Neither this agreement nor any activity undertaken on behalf of the Company shall prevent the Manager or the Investors from engaging in any other activities or businesses or from making investments, whether or not such activities, businesses or investments are similar in nature to or competitive with the business of the Company, including without limitation investments in, or production of, live theatrical, film and/or television productions, whether individually or jointly with others, without any obligation to account to the Company or Investors for any profits or other benefits derived therefrom, and without having to offer an interest in such activities, businesses or investments to the Company or Investor.

NINTH: Other Activities of the Manager and Potential Conflicts.

The Manager's wife, Harriet Tarr and her company, Lello Productions, LLC, is the Executive Producer of the Musical, and the Manager is the proprietor of Pendleton Books, Inc., a book publisher and the publisher of Harriet Tarr's novels: including Dorcas Good – the Diary of a Salem Witch, The Red Witch, and Salem's Ghosts. Such relationship is hereby disclosed and not deemed by Investors to constitute a conflict of interest.

TENTH: Loans for Running Expenses and Other Expenses: Front Money.

I.   Loans – Borrowing. If actual Production Expenses shall exceed the estimated Production Expenses, the Company shall seek additional funds to cover such expenses. The Manager may, but shall not have the obligation to, advance all or part of such additional funds. The Manager may seek such funds from third parties. Any amounts so advanced, shall be entitled to be repaid in full prior to the return of any contributions of the Investors or the distribution of Adjusted Net Profits. If actual Production Expenses shall exceed the estimated Production Expenses, the Company shall seek additional funds to cover such expenses.   Any amounts so advanced may bear such interest as may be approved by the Manager, in his sole discretion, and such interest, if any, will be an expense of the Company. Notwithstanding the foregoing, in no event will the interest paid on advances made by the Manager or any affiliate of the Manager exceed two percent (2%) over the prime rate then prevailing at the bank in which the accounts of the Company are maintained. Any amounts of Adjusted Net Profits due to any persons making advances hereunder shall be payable from the Manager's percentage of Adjusted Net Profits and shall not have the effect of reducing the percentage of Adjusted Net Profits payable to the Investors. Any deduction of interest imputed for federal income tax purposes with respect to any such loan made by a Member shall be allocated exclusively to such Member and shall be excluded from the computation of Net Income or Net Loss of the Company.

If, at any time, the Company's funds shall be insufficient or otherwise unavailable to pay any Running Expenses or Other Expenses of the Company, the Manager, in his sole discretion, may (but shall not be obligated to) advance or may seek to cause others to advance as loans to the Company the amounts so required. Any such loans shall be entitled to be repaid prior to the return of any contributions of the Investors or the distribution of Adjusted Net Profits, together with such interest, if any, as may be approved by the Manager, in its sole discretion (including in connection with an advance made by the Manager). Any amounts of Adjusted Net Profits due to persons making such loans shall be payable from the Manager's percentage of Adjusted Net Profits and said loans shall not have the effect of reducing the percentage of Adjusted Net Profits payable to Investors. Any deduction

Mardi Gras A Musical, LLC – Operating Agmt.

for interest imputed for federal income tax purposes with respect to any such loan made by a Member or an affiliate of a Member shall be allocated exclusively to such Member and shall be excluded from the computation of Net Income or Net Loss of the Company.

II. <u>Front Money</u>. The Manager reserves the right to actively solicit and accept Front Money either in advance of subscriptions from Investors or after obtaining the Minimum Offering but prior to obtaining the Maximum Offering to permit the Musical to move forward with contracting for arrangements, elements and commitments for the Musical including, but not limited to, contracts with key personnel, performers, and theater venues. If the Maximum Offering is completed any Front Money will, at the sole discretion of the Manager, (i) convert to Units but upon more favorable terms, a discount per Unit price, than are being offered to Investors inasmuch as there is a greater risk to the Front Money investor, (ii) convert by having the Manager give a portion of his Unit holdings to the Front Money Investor, or (iii) the Manager may give the Front Money investors "points" from the Manager's side of the profit equation. The Manager shall have the sole right to determine how to reward the Front Money investor through use of one or more of the above options.

ELEVENTH: <u>Abandonment of the Musical; Liquidation</u>.

Anything herein to the contrary notwithstanding, the Manager shall have the right, whenever in his business judgment he shall deem it necessary, to abandon any production of the Musical at any time for any reason whatsoever. In the event of such abandonment, the production shall be forthwith liquidated and all net funds shall be distributed to the same persons and in the same manner as set forth in subparagraph (d) of paragraph SEVENTEENTH hereof, subject to the special provisions of paragraph SIXTH if abandonment occurs prior to achievement of the Minimum Offering capitalization.

TWELFTH: <u>Billing</u>.

The production shall be announced substantially as follows:

"LELLO PRODUCTIONS Presents" or in such other manner as the Manager may determine. Notwithstanding the foregoing, the Manager shall have the right to change such form of announcement and/or give presentation or other credits to other individuals or entities in his discretion.

THIRTEENTH: <u>Termination of the Company</u>.

The Company shall continue until the first to occur of the following: (a) all rights of the Company in the Musical shall have been disposed of or terminated; or (b) subject to paragraph FOURTEENTH, the resignation, Permanent Disability, death, or bankruptcy of the Manager. Upon said termination the Manager, or his successor in interest, shall liquidate the affairs of the Company as hereinafter provided. Investors shall not have the ability to compel the dissolution or liquidation of the Company.

FOURTEENTH: <u>Continuation of the Company Following a Termination</u>.

The Company shall not be dissolved upon the resignation, Permanent Disability, death or bankruptcy of the Manager if a majority in interest of the Members shall determine within thirty (30) days after such event to continue the business of the Company and designate a substitute Manager who has agreed in writing to serve in such capacity.

FIFTEENTH: <u>Distribution of Adjusted Net Profits</u>.

Following such time, if ever, that all of the investments of the Investors shall be returned to them as provided in paragraph SEVENTEENTH (a) hereof, the Adjusted Net Profits that may accrue from the business of the Company shall be divided between the Manager and Investors in the following proportions and shall be distributed as provided in paragraph SEVENTEENTH (b) hereof:

Each Investor shall receive that proportion of eighty percent (80%) of the Adjusted Net Profits of the Company which his or her investment bears to the aggregate of all investments made by Members, and the Manager shall receive the remaining twenty percent (20%) of Adjusted Net Profits. The Manager shall have the right to allocate a portion of his Adjusted Net Profits to one or more third parties.

SIXTEENTH: <u>Allocation of Net Income and Net Losses</u>.

From and after the date of this agreement, all Net Income and Net Losses of the Company for each calendar year or fraction thereof shall be credited or charged to the Capital Accounts of the Members as follows and in the following order of priority:

(a) Net income shall first be credited to the Capital Accounts of the Members to the extent of and in proportion to the respective deficit balances, if any, thereof.

(b) Net income shall next be credited to the Capital Accounts of the Members as follows: (i) first, to the extent of and in proportion to, with respect to each Member, the excess, if any, of (A) the aggregate amount of Net Loss previously charged to the Capital Account of such Member under clause (e)(i) of this paragraph SIXTEENTH for all prior years over (B) the aggregate amount of Net Income previously credited to the Capital Account of such Member under this clause (b)(i) for all prior years, and (ii) thereafter, to the extent of and in proportion to, with respect to each Member, the excess, if any, of (A) the aggregate amount of Net Loss previously charged to the Capital Account of such Member under subparagraph (d) of this paragraph SIXTEENTH for all prior years over (B) the aggregate amount of Net Income previously credited to the Capital Account of such Member under this clause (b)(ii) for all prior years.

(c) The balance, if any, of Net Income shall be credited to the Capital Accounts of the Members in the proportion that they are entitled to share in Adjusted Net Profits pursuant to the provisions of the second paragraph of paragraph FIFTEENTH hereof.

(d) If the Company has Net Losses for such calendar year or fraction thereof, an amount of Net Loss shall first be charged to the Capital Accounts of the Members in the proportion that they are entitled to share in Adjusted Net Profits pursuant to the provisions of paragraph FIFTEENTH hereof until the aggregate amount of Net Losses charged to the Capital Accounts of the Members under this subparagraph (d) for the current year and all prior years equals the amount of Net Income previously credited to the Capital Accounts of the Members under subparagraph (c) above for all prior years.

(e) The balance, if any, of Net Losses shall be charged as follows: (i) first, to the Capital Account of each Member whose Capital Account has a positive balance (after taking into account any allocations under subparagraph (d)), to the extent of and in proportion to the positive balances of each of such Capital Account, until the balance of each such Capital Account has been reduced to zero and, thereafter, (ii) to the Capital Accounts of the Members in the proportion that they are entitled to share in Adjusted Net Profits pursuant to the provisions of paragraph FIFTEENTH hereof; provided, however, that if and to the extent that the allocation of Net Loss provided for in this subparagraph (e) would cause the deficit balance of the Capital

Account of a Member to exceed the aggregate amount distributed to such Member for the current year and all prior years under paragraphs FIFTEENTH and SEVENTEENTH hereof, such amount of Net Loss shall instead be allocated to the Manager.

(f) Notwithstanding any other provision of this agreement, if any Member unexpectedly receives any adjustments, allocations or distributions described in Treas. Reg. §1.704-1(b)(2)(ii)(D)(4), (5) or (6) that cause a negative balance or increase in the negative balance in the Capital Account of such Member, then items of Company income and gain shall be allocated to such Member in an amount sufficient to eliminate such negative balance as quickly as possible prior to any other allocation hereunder. For purposes of this subparagraph (f), a Member's Capital Account shall be increased by such Member's share of any recourse liability of the Company (including any loans made by such Member to the Company).

(g) No Member shall be personally liable for any debts, obligations or loss of the Company in any event, except from the capital contributed by him hereunder.

SEVENTEENTH: Return of Contributions of the Investors; Distribution of Adjusted Net Profits; Liquidation Distributions.

(a) The contributions of the Members shall be returned to them at the following times:

At such times (after the official opening of the Off-Broadway Musical in New York City or Other City Production) as the Company has a cash reserve not less than the Reserve after the payment or reasonable provision for payment of all debts (including loans pursuant to paragraphs NINTH and TENTH hereof which pursuant to their terms are repayable prior to the return of the contributions of Members), liabilities, taxes and contingent liabilities, all cash received from time to time by the Company in excess of said cash reserve shall be paid periodically, but not less frequently than quarterly, exclusively to the Investors until their total contributions shall have been thereby fully repaid (the point at which such repayment occurs being referred to as "Investor Recoupment"). The foregoing notwithstanding, distributions may be deferred (although reports will be rendered) if the amount per Unit is less than Five Dollars ($5.00). Deferred distributions will be paid with any additional distributions to which Investors are entitled at the end of the next following quarter when the aggregate distribution to be made is in excess of Five Dollars ($5.00) per Unit. Each Investor shall receive that proportion of such excess cash received by the Company as his contribution bears to the aggregate amount of all contributions made by all Investors.

(b) The time and manner of distribution of the Adjusted Net Profits of the Company shall be as follows:

Following Investor Recoupment, such part of the Adjusted Net Profits of the Company as can be paid in cash and still leave the Company with a cash reserve not less that the Reserve after the payment, or reasonable provision for the payment of all debts, liabilities, taxes and contingent liabilities, and after making the payments provided for in subparagraph (a) of this paragraph SEVENTEENTH, shall be paid not less frequently than quarterly to the Investors and Manager (in accordance with the percentage provisions hereinbefore set forth in paragraph FIFTEENTH), but subject to the minimum distribution requirements described in the preceding subparagraph.

(c) Solely for the purpose of determining whether any contributions are to be repaid or Adjusted Net Profits are to be distributed to the Investors and/or Manager under the provisions of this paragraph SEVENTEENTH (but not for any other purpose) the financial reports prepared by the accountants for the Company shall be conclusive.

(d) Upon the closing of all companies presenting the Musical under the management or license of the Company, and the abandonment of further intention of producing the Musical, the assets of the Company shall be liquidated as promptly as possible and the cash proceeds shall be applied as follows, and in the following order or priority:

(i) To the payment of all debts, taxes, obligations and liabilities of the Company, and the necessary expenses of liquidation. Where there is a contingent debt, obligation or liability, a reserve shall be set up to meet it, and if and when said contingency shall cease to exist, the moneys, if any, in said reserve shall be distributed as herein provided for in this paragraph SEVENTEENTH.

(ii) To the repayment of the capital contributed by the Investors (if any shall then remain unpaid), the said Investors sharing each such repayment proportionately to their respective contributions; provided, however, that no amount shall be distributed to any Investor pursuant to subparagraph (d)(ii) of this paragraph SEVENTEENTH in excess of the balance of such Investor's Capital Account.

(iii) The surplus, if any, of the said assets then remaining shall be divided among all the Members in proportion to the balance of their Capital Accounts, determined after allocating Net Income or Net Loss for the year of such liquidation (determined after taking into account gain or loss realized in connection with such liquidation) and after taking into account all distributions made during such year, including distributions pursuant to subparagraph (d)(ii) hereof.

In liquidating the assets of the Company, all physical assets of a saleable value, belonging to the Company, shall be sold at public or private sale, as the Manager may deem advisable. No assets other than physical ones need be sold. It is agreed that any Member may purchase said physical assets at such sale.

At any time after the completion of the run of all companies presenting the Musical under the management or license of the Company, the Manager shall have the right to sell or otherwise dispose of the Company's remaining rights in the Musical, if any. The Investors and/or Manager may be purchasers upon any such sale provided the amount paid by them as purchasers shall be fair and reasonable.

EIGHTEENTH: <u>Special Bank Account</u>. The Manager will opened and maintain, in the name of the Company, one or more bank accounts in which shall be deposited all of the capital of the Company, all of the Gross Receipts as hereinbefore defined, and no other funds. The funds in said bank accounts shall be used solely for the business of the Company. Among those bank accounts will be the Escrow Account described in Article FIFTH.

NINETEENTH: <u>Books and Records of the Company; Tax Matters Member</u>. At all times during the continuance of the Company, the Company shall keep or cause to be kept full and faithful books of account in which shall be entered fully and accurately each transaction of the Company. Such books and records also will record the number of Units owned by each Investor, and no separate certificates for Units will be issued. Upon prior written request to the Manager citing good cause relating to the business of the Company and the Investor's investment therein, said books of account shall be open during normal business hours for inspection by Investors or their qualified financial representatives, at the applicable Investor's sole expense. For the avoidance of uncertainty, no Investor will be permitted access to the names and addresses of other Investors absent demonstration of a compelling need for such information directly related to the requesting Investor's investment in the Company. The Company agrees to deliver to the Investors, as long as the Musical is being presented by it, quarterly reports consisting of summary balance sheets and profit and loss statements, within thirty (30) days after the close of the period covered thereby. In addition, the Company agrees to deliver to the Investors financial statements for each twelve-month fiscal period in which the Company has any earnings or expenditures or engages in any financial transactions, within four (4) months after the close of the applicable fiscal period. All such reports and any other financial reports which may be required shall be prepared in accordance with generally accepted accounting principles and such laws and regulations as may be applicable to the financing and conduct of the business of the Company, which will include Article 23 of the New York Arts and Cultural Affairs Law, and regulations issued pursuant thereto. It is anticipated that the foregoing reports will be furnished to investors electronically.

Each Investor does hereby permit the Manager to designate himself the Tax Matters Member of the Company, as required by the Code, and does hereby agree that any action taken by the Tax Matters Member so designated in connection with audits of the Company under the Code will be binding upon the Investors. Each Investor further agrees that he will not treat any Company item inconsistently on his individual income tax return with the treatment of the item on the Company return and that he will not independently act with respect to tax audits or tax litigation affecting the Company, unless previously authorized to do so in writing by the Tax Matters Member, which authorization may be withheld in the complete discretion of the Tax Matters Member.

TWENTIETH: <u>Duties and Powers of the Manager</u>. Without limitation of the provisions of paragraph EIGHTH, the Manager agrees to render the services necessary to the business matters of the Company and Musical and may, in part, utilize the services of the General Manager and Executive Producer to render such services usually rendered by Off-Broadway theatrical producers, and services, to devote as much time thereto as he deems necessary.

As between the Manager and the Investors, subject to the provisions of paragraph TWENTY-FIRST hereof, the Manager shall have complete control, in its discretion, both of production of the Musical and the exploitation of all rights therein, including, without limiting the generality of the foregoing, changes in script, choice of cast, directors and designers, sets, prices of tickets, time of opening and closing the Off-Broadway Production or Other City Production of the Musical, and organizing and arranging for meetings and negotiations with producers to have the Company license a first class commercial production of the Musical in North America (including a full-scale Broadway production, in the British Isles, and in Australia and New Zealand and/or Europe), and touring companies if the Company licenses such rights.

The Manager has a responsibility to Investors to exercise good faith and fairness in all dealings affecting the Company.   No agreement or other arrangement shall permit the Manager to contract away his fiduciary obligation to Investors. Investors shall not have appraisal or dissenters' rights.

TWENTY-FIRST: <u>Additional Rights of the Manager; Failure to Take Action; Liability of Manager; Indemnification</u>.

(a) As set forth more fully in paragraph THIRTIETH, if the Company has secured such rights, the Manager shall have the right in his discretion to make arrangements to license to a producer the rights to produce a Broadway production of the Musical, the touring rights or the rights to produce and present additional companies of the Musical to any other party or parties it may designate in its sole discretion, provided the Company receives reasonable royalties or other reasonable compensation therefor, and provided, further, that the Company shall have no financial responsibility for any loss or expenses arising out of the production or operation of said additional company or companies. In the event of any such license of a Broadway production and touring rights or additional company rights, neither the Investors nor the Manager shall be disqualified from participating in the licensee's exploitation of such rights by investment of their funds or otherwise as a separate enterprise, and the Company shall not be entitled to share in any compensation received by any Investors or the Manager in connection therewith. However, although it is possible that certain Investors may invest in one or more of such additional companies, nothing herein will suggest that any Investor will have a right to invest in any additional company, even if such additional company is controlled by or affiliated with the Manager and even if the Manager has made investment opportunities available to certain Investors.

(b) If the Manager at any time after the first public performance of the Musical shall determine in good faith that continuation of the run of the Musical is not in the best interests of the Company and should be abandoned, he shall have the right to make arrangements with any person or entity to continue the run of the Musical on such terms as he may feel is in the best interests of the Company, and nothing herein shall prevent the Manager from having an interest in any such entity.

(c) If the Owner sells, leases, licenses or otherwise disposes of subsidiary rights in the Musical, any of the Members, including the Manager, or any affiliate, may seek to acquire and exploit such rights solely for their own account(s) and may receive compensation or other consideration, solely for their account(s), as producer, associate producer or in any other capacity whatsoever, in connection with the exploitation of such rights without any obligation to account to any other Member.

(d) The Manager shall not be liable to the Investors or the Company (i) for his failure to take any action, including, but not limited to, any action which may prevent the forfeiture of all or any portion of the Company's property, on behalf of the Company, due to the Company's lack of sufficient funds therefore, (ii) because any taxing authorities disallow or adjust any deductions or credits in the Company's income tax returns, or (iii) for any act or the omission the effect of which may cause or result in loss or damage to the Company, provided, however, the following conditions are met: (x) the Manager has determined, in good faith, that the course of conduct which caused the loss or liability was in the best interests of the Company, (y) the Manager was acting on behalf of or performing services for the Company, and (z) such liability or loss was not the result of negligence or misconduct by the Manager.

(e) The Company will indemnify and hold harmless the Manager from any claim, loss, expense, liability, action or damage resulting from any such act or omission in the conduct of the business of the Company provided that the following conditions are met: (i) the Manager has determined, in good faith, that the course of conduct which caused the loss or liability was in the best interests of the Company, (ii) the Manager was acting on behalf of or performing services for the Company, (iii) such liability or loss was not the result of negligence or misconduct by the Manager, and (iv) such indemnification or agreement to hold harmless is recoverable only out of Company net assets and not from Investors. Subject to sub-paragraph (h) of this paragraph TWENTY-FIRST, the foregoing indemnification shall include, without limitation, reasonable costs and expenses of litigation and appeal (including reasonable fees and expenses of attorneys engaged by the Manager in defense or prosecution of any action relating to such act or omission).

(f) Notwithstanding anything to the contrary contained in subparagraph (e) of this paragraph TWENTY-FIRST, the Manager and any person acting as broker-dealer (if any) shall not be indemnified for any losses, liabilities or expenses arising from or out of an alleged violation of federal or state securities laws unless one or more of the following conditions are met: (i) there has been a successful adjudication on the merits of each count involving alleged securities law violations as to the particular indemnitee; (ii) such claims have been dismissed with prejudice on the merits by a court of competent jurisdiction as to the particular indemnitee; (iii) a court of competent jurisdiction approves a settlement of the claims against a particular indemnitee law considering the request for indemnification has been advised of the position of the Securities and Exchange Commission and the published position of any state securities regulatory authority in which securities of the Company were offered or sold as to indemnification for violations of securities laws.

(g) The Company may not incur the cost of that portion of liability insurance which insures the Manager or its affiliates for any liability as to which the Manager is prohibited from being indemnified under this paragraph TWENTY-FIRST.

(h) The advancement of Company funds for legal expenses and other costs incurred as a result of any legal action for which indemnification is being sought is permissible only if all of the following conditions are satisfied: (i) the legal action relates to acts or omissions with respect to the performance of duties or services on behalf of the Company; (ii) the legal action is initiated by a third party who is not an Investor, or the legal action is initiated by an Investor and a court of competent jurisdiction specifically approves such advancement; and (iii) the Manager undertakes to repay the advanced funds to the Company, together with the applicable legal rate of interest thereon, in cases in which such person is found not to be entitled to indemnification.

TWENTY-SECOND: Limitation on Assignments by Investors. No assignee of an Investor shall have the right to become a substituted Investor in the place of his assignor without the written consent of the Manager and then only upon complying with such conditions related to such substitution as may be prescribed by the Manager, including, without limitation, conditions described in subparagraph II of paragraph THIRTY-FIRST hereof.   The Manager's consent may be withheld for any reason or for no reason.

TWENTY-THIRD: Death or Legal Incompetence of Investors. If an Investor shall die, his executors or administrators, or if he shall be declared legally incompetent, his personal representative, conservator, or other representative, shall have the same rights that the Investor would have had if he had not died or been declared legally incompetent, and the share of such Investor in the assets of the Company shall, until the termination of the Company, be subject to all the terms, provisions and conditions of this agreement as if such Investor had not died or been declared legally incompetent.

TWENTY-FOURTH: Members Names and Addresses. The Manager shall at all times keep a ledger (the "Company Ledger") of the Members, the Capital Contributions of each Member, the number of Units held by each Member, and the percentage interest held by each

Member. The address of each party hereto for all purposes shall be the address of such party set forth on the Company Ledger below such party's name. The Company Ledger is attached hereto as SCHEDULE A. The parties hereto shall have the right to designate, in writing, alternate addresses for the receipt of notices, statements, payments and other mail.

TWENTY-FIFTH: No Right to Demand Property Other Than Cash in Return of Contribution. Unless agreed to in writing by the Manager and other parties hereto, the Investors shall have no right to demand and receive property other than cash in return for their contributions.

TWENTY-SIXTH: Arbitration. Any dispute arising under, out of, in connection with, or in relation to this agreement, or the making or validity thereof, or its interpretation, or any breach thereof, shall be determined and settled by arbitration in Boston, Massachusetts, pursuant to the rules then obtaining of the American Arbitration Association. Any award rendered shall be final and conclusive upon the parties and a judgment thereon may be entered in the highest court of the forum, state or federal, having jurisdiction.

TWENTY-SEVENTH: Counterparts. This agreement may be executed in counterparts, all of which taken together shall be deemed one original. Delivery of an executed counterpart by facsimile or transmitted electronically in either a Tagged Image Format File ("TIFF") or Portable Document Format ("PDF") shall be equally effective as delivery of a manually executed counterpart.

TWENTY-EIGHTH: Originals and Copies of this Agreement; Articles of Organization. One original of this agreement (or set of counterparts) and the Articles of Organization of the Company shall be held at the office of the Company.

TWENTY-NINTH: Miscellaneous.

I.   Execution of Certificates and Documents. Each of the Members hereby acknowledges and agrees that the Manager (or such person who is designated by the Manager) will have exclusive authority to make, execute, sign, acknowledge and file (a) any amendment to the Certificate of Organization of the Company required by law or required to reflect any amendment of this agreement, (b) all papers which may be required to effect or reflect the dissolution and liquidation of the Company after its termination, and (c) all such other instruments, documents and certificates which may from time to time be required (i) by the laws of the United States of America, the Commonwealth of Massachusetts, New York or any other state in which the Company may determine to do business, or any political subdivision or agency thereof, (ii) to effectuate, implement and continue the valid and subsisting existence of the Company, or (iii) to carry out and perfect any action pursuant to this agreement. The Manager shall not, however, have any rights, power or authority to amend or modify this agreement when acting pursuant to the powers conferred by this paragraph.

II.   Further Assurances. Each of the parties hereto agrees to execute, acknowledge, deliver, file, record and publish such further certificates, instruments, agreements and other documents, and to take all such further action as may be required by law or deemed by the Manager to be necessary or useful in furtherance of the Company's purposes and the objectives and intentions underlying this agreement and not inconsistent with the terms hereof.

III. <u>Consent by Investors</u>. In any case where the consent of a stated portion in interest of the Investors must be determined, each Investor's interest in the Company shall be equal to the number of Units held by such Investor. Accordingly, a majority in interest of the Investors will mean the vote of Investors holding more than half of all outstanding Units. The foregoing notwithstanding, it is not anticipated that there will be any meeting of Investors or matters on which a vote of the Investors will be required (other than in the limited and unanticipated circumstances described in paragraph FOURTEENTH hereof), as all management authority resides with the Manager.

IV. <u>Entire Agreement; Amendment</u>. This instrument incorporates the entire agreement among the parties hereto, regardless of anything to the contrary contained in any other instrument or notice purporting to summarize the terms hereof, whether or not the same shall be recorded or published. Other than as set forth in paragraph TWENTY-NINTH (I) hereof, no amendment to this agreement shall be effective unless made in writing and approved, by vote or by written consent by a majority in interest of the Investors; provided, that the Manager may unilaterally make any amendments to this agreement (each, a "Technical Amendment") to (a) reflect Investor admissions, withdrawals, transfers, substitutions, divestitures, reductions and cancellations, (b) preserve the Company's status as a limited liability company, (c) change the jurisdiction of organization of the Company, or (d) make such other technical amendments that do not materially adversely affect an Investor in a disproportionate manner (relative to its effect on other Investors). Any Technical Amendment shall be binding upon the Company and all of its Investors. No waiver of any provision of this agreement shall be effective unless made in writing and signed by the party against whom the relevant waiver is to be enforced. All amendments and/or resolutions authorizing any amendments to this agreement shall be set forth in writing and shall automatically be effective upon the receipt of the requisite approvals.

V. <u>Severability</u>. If one or more of the provisions of this agreement shall be held to be invalid, illegal or unenforceable in any respect, the remaining provisions of this agreement shall remain in full force and effect and shall be construed as though the invalid, illegal or unenforceable provisions never had been contained herein.

VI. <u>Notice</u>. Except as otherwise expressly provided herein, any and all notices, elections, consents or demands permitted or required to be made or given under this agreement shall be in writing, signed by the Manager or Member giving such notice, election, consent or demand and shall be delivered personally, sent by overnight courier or sent by registered or certified mail, return receipt requested, to each other Member, at his, her or its address set forth on the Company Ledger, and/or to the Manager at the Company's principal office. Any and all notices, elections, consents or demands permitted or required to be made or given under this agreement shall be deemed to have been given if delivered by hand to the receiving party, if sent by recognized overnight courier requiring signature of the recipient, on the next business day following the day such notice is delivered to the courier service, or if sent by registered or certified mail charges prepaid, on the third business day following the day such mailing is made. An email or telefacsimile transmission shall not constitute a valid notice hereunder but may be sent to the receiving party as a courtesy.

THIRTIETH: <u>Specific Information Concerning the Proposed Production</u>.

I. Business Operations. Investors are directed to the Offering Circular for detailed information regarding the Company's proposed business operations, including, without limitation, information concerning the Production Contract and other material agreements.

II. Funds Advanced by the Manager. The Managing Member has and may, from time to time, but shall not be obligated to, advance sums for pre-production and production expenses for which he will be entitled to be reimbursed, but only after the Company's receipt of the Minimum Offering Capitalization. However, if the Managing Member elects not to be reimbursed for such advances, such unreimbursed advances shall be deemed the equivalent of cash contributions to the capital of the Company, and the Managing Member shall become an Investor to the extent of such unreimbursed advances.

III. Compensation of the Manager. In addition to reimbursement for pre- production expenses advanced by him as set forth in the preceding paragraph. The Managing Member also will be entitled to a twenty percent (20%) share of the Company's Adjusted Net Profits.

IV. No Overcall. There shall be no overcall or obligation of Members to provide additional capital beyond their investment contribution.

THIRTY-FIRST: Certain Tax Matters; Investment Intent and Limitations on Resale of the Units.

I. Taxes. If any liability for taxes (income or otherwise) of the Company shall be reduced by reason of any credit, deduction or similar item, resulting from the rights or status of any person or entity having an interest in the Net Profits or Adjusted Net Profits of the Company, such reduction shall inure solely to the benefit of such person or entity.

Without limiting the generality of the foregoing, anything in the definition of "Running Expenses" notwithstanding, Running Expenses (as therein defined) shall not include unincorporated business income taxes on the income of the Company imposed under any statute that provides a total or partial exemption (in computing the Company's unincorporated business income tax) for the share of income of any Member. Unincorporated business income taxes imposed under any such statute shall be charged only to the respective Investors and Manager whose respective tax status results in the assessment of unincorporated business income tax so as to accord to each such respective Investor and Manager his proportionate share thereof. Such charges shall be reflected in the Members' Capital Accounts and shall be taken into account in determining amounts distributable by the Company to the Members.

The Company shall be entitled to deduct, withhold and pay any and all future taxes or withholdings, and all liabilities with respect thereto to the extent that the Company in good faith determines that such deduction or withholding or payment is required by the Code or any other Federal, state, local or foreign law, rule or regulation which is currently in effect or which may be promulgated hereafter. In this regard, any taxes withheld from an actual distribution to a Member or paid on behalf of a Member shall, for all purposes of this agreement, be treated as a distribution to such Member of the same type and character as the distribution giving rise to the withholding obligation.

With respect to the tax liabilities of foreign investing Members, any amount deducted, withheld or paid with respect to a Member that is not described in paragraph SEVENTEENTH, including but not limited to any amount measured by a Member's distributive share of any Company item, shall be considered a loan (a "Special Loan") by the Company to such Member (the "Borrowing Member"). The Borrowing Member shall repay any such Special Loan to the Company within ten (10) days after the Manager delivers a written demand therefor, together with interest at two percent (2%) over the prime rate then prevailing at the bank in which the accounts of the Company are maintained, from the date such loan was made until the date of the repayment thereof. In addition to any other rights of the Company to enforce the Company's right to receive repayment of the Special Loan, plus any accrued interest thereon, the Company may deduct from any actual distribution to be made to a Borrowing Member or any amount available for distribution to a Borrowing Member an amount not greater than the outstanding balance of any Special Loan, plus any accrued interest thereon, as a payment in total or partial satisfaction thereof. In the event that the Company deducts the amount of the Special Loan plus any accrued interest thereon from any actual distribution or amount available to be distributed, the amount that was so deducted shall be treated as an actual distribution to the Borrowing Member for all purposes of this agreement.

II.   <u>Investment Intent; Limitations on Resale</u>.   Each person executing this agreement as an Investor represents that he is entering into this agreement and acquiring Units for his own account for investment purposes only and not with a view to the distribution, resale, subdivision, fractionalization or disposition thereof. Each person executing this agreement as an Investor further agrees that he will not resell the Units acquired by him unless and until the proposed transfer is approved by the Manager, in the Manager's sole discretion, and counsel for the Company shall have determined in writing that the intended disposition is permissible under this agreement and does not violate the Securities Act of 1933, as amended, or the rules and regulations of the Securities and Exchange Commission or any applicable state securities laws. Any Investor requesting such a determination shall bear the legal expense pertaining thereto, whether or not it is concluded that the disposition is permissible and not a violation. Finally, each person executing this agreement as an Investor agrees to indemnify and hold harmless the Manager, the officers and directors of the Manager and the Company from and against any and all loss, damage, liability or expense including costs and reasonable attorneys' fees to which any of them may be put or may incur by reason of any breach by such person of the representations made in this subparagraph II of this paragraph THIRTY-FIRST.

THIRTY-SECOND: <u>Production and Operating Budgets; Recoupment Projections</u>. Investors are directed to the Offering Circular, for the Company's currently estimated production budgets and operating budgets (including recoupment projection), which, as stated therein, are based on a number of assumptions and could be altered if such assumptions change. Nothing herein or in the Offering Circular shall limit the right of the Manager to make such changes in the allocations set forth in the production budget as it deems necessary or advisable, and there can be no assurances that actual production expenses will not exceed the amount indicated therein. The aggregate capital contributions to the Company may be used in the Manager's discretion to pay Running Expenses and Other Expenses as well as Production Expenses. With respect to the operating budget and recoupment estimate, there can be no assurance that operating expenses will be as projected or that the Musical will run for any particular length of time or attract audiences of any particular size. Moreover, the Manager reserves the right to select a theatre of greater or lesser seating capacity than projected in the recoupment estimate, which would cause the budgets and recoupment projections to change.

Mardi Gras A Musical, LLC – Operating Agmt.

THIRTY-THIRD: <u>Investors' Representations and Acknowledgment of Risks</u>. Each Investor warrants and represents to the Manager that he:

(a) Has carefully read, reviewed and is familiar with this agreement and the Offering Circular;

(b) Has carefully reviewed the Risk Factors identified in the Offering Circular and recognizes that an investment in the Company carries with it a high level of risk and a significant possibility of loss of the entire investment;

(c) Is aware that there is no public market for Units, that it is not intended that such a market develop, and that it will not be possible to readily liquidate this investment;

(d) Acknowledges that Jack M. Swig, Esquire, counsel for the Company, has in the past acted, and may in the future continue to act, on a regular basis, as counsel for the Manager;

(e) Acknowledges and agrees that interest earned on the Investor's investment may be used by the Company and that such interest will not be refunded to the Investor if the Minimum Capitalization is not achieved and the Investor's investment is returned; and

(f) Has completed and signed the Subscription Agreement and, by so doing, will be deemed also to have executed this agreement.

IN WITNESS WHEREOF, the parties hereto have executed this Operating Agreement as of the __th day of _____, 2016.

MARDI GRAS A MUSICAL, LLC

By: ___/s/___ James H. Kilroy

Title: Manager

SCHEDULE A
COMPANY LEDGER
(As of [_____])

Name, Address and Phone	Capital Contribution	Units	%/Equity
James H. Kilroy **88 Holten Street,** **Danvers, MA 01923**			%
TOTAL			100%

Mardi Gras A Musical, LLC – Operating Agmt.